SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1) *

                     Total Containment, Inc.
                        (Name of Issuer)


                 Common Stock ($0.01 Per Share)
                 (Title of Class of Securities)


                           89149T 10 1
                         (CUSIP Number)


 Patrick W. Allender             George P. Stamas, Esquire
 Danaher Corporation             Piper & Marbury L.L.P.
 1250 24th Street, N.W.          1200 Nineteenth Street, N.W.
 Suite 800                       Washington, D.C.  20036-2430
 Washington, D.C.  20037         (202) 861-3900
 (202) 828-0850
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          May 22, 1995
     (Date of Event which Requires Filing of this Statement)


If  the  filing  person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ___

Check the following box if a fee is being paid with this statement:

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  89149T 10 1
1.  NAME OF REPORTING PERSON:     Danaher Corporation
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   59-
1995548
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)
3.  SEC USE ONLY
4.        SOURCE OF FUNDS*    WC
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

 NUMBER OF SHARES         7.   SOLE VOTING POWER   None

BENEFICIALLY OWNED           8.   SHARED VOTING POWER    2,601,000**
BY EACH REPORTING            9.   SOLE DISPOSITIVE POWER   None
   PERSON WITH               10.  SHARED DISPOSITIVE POWER   2,601,000**
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          2,601,000**
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)
          56.0% (calculated by dividing (i) the 2,601,000 shares beneficially owned by the Reporting Person by (ii) the 4,641,600 shares of Common Stock outstanding).
          14.  TYPE OF REPORTING PERSON*  CO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Voting power and dispositive power is shared based upon Danaher Corporation's right to acquire such Shares pursuant to the Stock Purchase Agreement.
     This Amendment No. 1 amends and supplements the statement on
Schedule 13D dated May 17, 1995 filed by Danaher Corporation, a Delaware corporation ("Danaher") relating to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Total Containment, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.

     Item 4.  Purpose of Transaction

      On May 22, 1995, Danaher received notification that the waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, had been terminated. No further action or waiting period under the Act is necessary prior to Danaher's purchasing the 2,601,000 shares of Common Stock of the Issuer from Treco, representing 56.0% of the total number of outstanding shares of the Issuer at May 7, 1995.

      Danaher is currently in the process of completing its business review of the Company's facilities and operations which it expects to finish shortly. Promptly thereafter, Danaher intends to issue the notice required under the Stock Purchase Agreement to purchase the shares of Common Stock of the Issuer from Treco.


     Item 7.  Material to be filed as Exhibits

      The Index of Exhibits attached to this Statement is incorporated herein by reference in its entirety.

Exhibit  1:     Danaher Corporation press release dated  May  22,
1995 containing
          notice of early termination of waiting period under the Hart Scott
          Rodino Antitrust Improvements Act of 1976.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 25, 1995

                         DANAHER CORPORATION


                         /s/  James H. Ditkoff__________________
                         By:  James H. Ditkoff
                         Title:    Vice President

                        INDEX OF EXHIBITS

Number                      Description                      Page

Exhibit 1            Danaher Corporation press release           6
                     dated May 22, 1995 containing notice of
                      early termination of waiting period under the
                       Hart  Scott  Rodino Antitrust Improvements  Act  of
1976.


                            EXHIBIT 1


                     DANAHER CORPORATION
                   1250 24TH STREET, N.W.       TELEPHONE (202) 828-
                          SUITE 800             0850
                   WASHINGTON, D.C.  20037      TELECOPIER (202) 828-
                                                0860





FOR IMMEDIATE RELEASE

                                 CONTACT:    Patrick Allender
                                             Chief Financial
Officer
                                             (202) 828-0850


          DANAHER RECEIVES HART-SCOTT-RODINO CLEARANCE





     WASHINGTON,  D.C.,  May  22,  1995  --  Danaher  Corporation

(NYSE:DHR),  in connection with its agreement to  acquire  a  56%

interest   in   Total  Containment,  Inc.  (OTC:TCIX),   received

notification  that the waiting period under the Hart-Scott-Rodino

Anti-Trust  Improvements Act of 1976, had  been  terminated.   No

further action or waiting period under the Act is necessary prior to  Danaher's  purchasing the Total Containment shares  owned  by

Groupe Treco Ltee.



     Danaher  is  currently  in  the process  of  completing  its business review of the Company's facilities and operations  which it  expects  to  finish  shortly.  Promptly  thereafter,  Danaher intends  to  issue  the  notice required by  the  Stock  Purchase

Agreement, to purchase the Treco shares.